For Immediate Release

Contacts:
Mark Deep	Peter Cauley	Swati Patel
Vice President, Marketing	Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 121	905-415-0310 ext. 271	905-415-0310 ext. 107
mdeep@datamirror.com	pcauley@datamirror.com	svpatel@datamirror.com

DataMirror Adds Experienced Management to North American Sales Team

Gilbert brings Proven Track Record in Enterprise Software Sales and Market Development

MARKHAM, CANADA – (January 13th, 2005) – DataMirror® today announced that Mr. Paul Gilbert has been named Vice President of Sales for the United States and Canada.

Mr.     Gilbert brings more than 16 years of experience in software sales to his new position at DataMirror, having previously served in senior sales roles at Avotus, SAS, NCR, and Forté/ Sun Microsystems. Most recently, Gilbert managed sales of enterprise software solutions at Blazent Inc.

“We’re excited to have such a seasoned sales executive join our team,” says Nigel Stokes, CEO, DataMirror. “Paul is an accomplished leader who brings a strong market vision for enterprise software sales and business development. These are key strengths that will help grow DataMirror revenue in the North American marketplace. As well, Paul’s experience in business intelligence, data warehousing, Web services, and other core markets that are central to DataMirror will help drive new opportunity in these important areas.”

Gilbert received a Bachelor of Business Administration degree in Marketing from the University of New Mexico.

In addition, DataMirror announced today that Mr. Stewart Ritchie will take on an expanded role as Senior Vice President, Worldwide Sales. In his expanded role Ritchie will assume responsibility for all Channel and Alliance activity worldwide along with responsibility for all worldwide direct sales.

“I believe these changes will help us to rapidly focus and enhance our worldwide channel and alliance momentum and also help drive new revenue opportunities in all of our markets as we accelerate our leadership in real time integration solutions,” commented Mr. Stokes.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of information integration software solutions, is focused on improving the integrity and reliability of information across all customer systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate information they need to make the accurate decisions at the right time.

Over 1,900 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.